

UNITED STATES 10031360
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 AND ENDING 9/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Fiondella, Milone & La Saracina LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Audited Financial Statements
and Supplemental Schedules

Harris Capital Corp.

Year Ended September 30, 2009

Harris Capital Corp.

Year ended September 30, 2009

Contents


FML
FIONDELLA
MILONE &
LaSARACINA

EXPERIENCE THAT COUNTS.

Independent Auditors' Report

To the Board of Directors
Harris Capital Corp.

We have audited the accompanying statement of financial condition of Harris Capital Corp. as of September 30, 2009, and the related statements of operations and accumulated deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Capital Corp. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has an accumulated deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
January 26, 2010

300 WINDING BROOK DRIVE. GLASTONBURY, CT 06033 P: 860.657.3651 F: 860.657.3657 W: FMLCPAS.COM

Harris Capital Corp.
Statement of Financial Condition
As of September 30, 2009

	September 30, 2009
Assets	
Current assets:	
Cash	$ 353
Executed commissions receivable	125
Investments, at fair value	12,614
Total current assets	13,092
Property and equipment	
Equipment	7,840
Accumulated depreciation	(7,840)
	-
Total assets	$ 13,092
Liabilities and stockholders' equity	
Current liabilities:	
Accrued expenses	$ 5,841
Total current liabilities	5,841
Total liabilities	5,841
Stockholders' equity:	
Preferred stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	50,000
Common stock, 0.01 par value, 5,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	13,699
Accumulated deficit	(56,449)
Total stockholders' equity	7,251
Total liabilities and stockholders' equity	$ 13,092

See accompanying notes

Harris Capital Corp.
Statement of Operations and Accumulated Deficit
For the year ended September 30, 2009

	Year Ending September 30, 2009
Revenues:	
Commissions income	$ 31,695
Research fees	300
Investment loss, net	(3,152)
	28,843
Operating expenses:	
Research and management fees	10,717
Clearing charges	20,817
Professional fees	7,630
Quote services	255
Other	216
Total operating expenses	39,635
Operating loss	(10,792)
Loss before income tax expense	(10,792)
Income tax expense	250
Net loss	(11,042)
Accumulated deficit - beginning of fiscal year	(45,407)
Accumulated deficit - end of fiscal year	$ (56,449)

See accompanying notes

Harris Capital Corp.
Statement of Cash Flows
For the year ended September 30, 2009

		September 30, 2009
Cash flow from operating activities:		
Net loss	**$**	**(11,042)**
Adjustments to reconcile net loss to net cash used by operating activities:		
Net loss on investments		**3,152**
Sales of investments		**6,401**
Changes in operating assets and liabilities:		
Executed commissions receivable		**2,268**
Due to affiliated company		**(3,857)**
Accrued expenses		**2,288**
Net cash used by operating activities		**(790)**
Net decrease in cash		**(790)**
Cash at the beginning of the year		**1,143**
Cash at the end of the year	**$**	**353**
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	**$**	**250**

See accompanying notes

Harris Capital Corp.
Notes to Financial Statements
For the Year ended September 30, 2009

1. Nature of Business and Net Capital Requirements

Harris Capital Corp.'s (the Company) primary business activity is as a fully disclosed broker-dealer using exchange members to affect sales on the exchange in its behalf. The Company is subject to the net capital rules of the Securities and Exchange Commission which prohibits it from engaging in securities transactions if its net capital does not exceed $5,000, or its ratio of aggregate indebtedness to net capital is greater than 15 to 1.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses from operations of $10,792 has negative cash flows from operations for the year ended September 30, 2009, and has an accumulated deficit of $56,499 at September 30, 2009. The Company continues its efforts to cut operating costs and plans to obtain funding from its affiliated entity to support operations. The possible continuation of net losses, the accumulated deficit, and the potential inability to obtain additional capital raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company are prepared using the accrual method of accounting.

Recent Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Codification (ASC) 105 *Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification (the Codification) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (GAAP). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in the financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition

The Company recognizes commission income and related expenses from customers' securities and commodities transactions on a trade date basis.

Investments

The Company invests in mutual funds and publically traded stocks. The carrying amounts reported in the balance sheet for investments represent those assets' fair value.

Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

3. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated events occurring between September 30, 2009 and January 26, 2010, the date the financial statements were available to be issued.

4. Related Party Transactions

The Company has an informal research and management agreement with an affiliated company whose majority shareholder owns 100% of the common stock of Harris Capital Corp. Under the research and management agreement, the affiliated company provided services totaling $10,717 for the year ending September 30, 2009. Harris Capital Corp. also has a fee sharing agreement with the same affiliated company. Under the fee sharing agreement, Harris Capital Corp. agreed to contribute a portion of its commissions generated during the year to cover its share of rent and general office overhead costs. During fiscal year 2009, the affiliated company verbally agreed to provide administrative services and allowed the Company to use its office facilities at no cost. These administrative and occupancy costs amounted to $8,600 for the year ending September 30, 2008.

5. Investments

The Company's investments are as follows:

	Stocks	Mutual Funds	Total
Cost at September 30, 2009	$ 3,300	$ 6,992	$ 10,292
Unrealized gains (losses)	3,015	(693)	2,322
Fair value at September 30, 2009	$ 6,315	$ 6,299	$ 12,614

Investment loss totaling $3,152 for the year ending September 30, 2009 includes dividends and capital gain distributions of $388, net realized gains of $266 and net unrealized losses of $3,806 for the year ended September 30, 2009.

6. Fair Value Measurements

The following table provides the assets measured at fair value at September 30, 2009:

Description	Level 1	Level 2	Level 3	Total
Investments	$ 12,614	$ -	$ -	$ 12,614

7. Income Taxes

Deferred tax assets and liabilities consist of the following at September 30:

		2009
Deferred income tax assets		
Net operating loss carryforwards	$	38,839
Unrealized loss		789
		39,628
Valuation allowance		(39,628)
Net deferred tax assets	$	-

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's history of losses, that realization is not likely and a full valuation allowance is appropriate for September 30, 2009. Realization of the net deferred tax asset is primarily dependent on the Company generating sufficient taxable income prior to the expiration of the loss carryforwards. At September 30, 2009, the Company had approximately $100,000 & $98,000 of federal and state net operating loss carryforwards, respectively, that expire from 2021 to 2029.

8. Capital Stock

The authorized Capital Stock of the Company consists of Common Stock and Series A Preferred Stock. The holders of the Preferred Stock are entitled to receive non-cumulative dividends up to $7 per share per year, at the discretion of the Company's Board of Directors. In preference to shares of Common Stock, the holders of the shares of Preferred Stock are entitled to receive up to $100 per share in the event of voluntary or involuntary liquidation. All general voting power is vested in the holders of Common Stock. No dividends were declared during the year ended September 30, 2009. All of the Company's common stock is held by one shareholder.


FML
FIONDELLA
MILONE &
LASARACINA

EXPERIENCE THAT COUNTS.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Harris Capital Corp.

We have audited the accompanying financial statements of Harris Capital Corp. as of and for the year ended September 30, 2009, and have issued our report thereon dated January 26, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
January 26, 2010

300 WINDING BROOK DRIVE. GLASTONBURY, CT 06033 P: 860.657.3651 F: 860.657.3657 W: FMLCPAS.COM

Harris Capital Corp.
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of September 30, 2009

		September 30, 2009
Net capital		
Total stockholders' equity	$	7,251
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		7,251
Deductions and/or charges:		
Non-allowable assets:		
None		-
Net capital before haircuts on securities positions		7,251
Haircuts on securities		1,514
Net capital	$	5,737

Harris Capital Corp.
Computation of Basic Net Capital Requirements
And Aggregate Indebtedness
As of September 30, 2009

	September 30, 2009
Aggregate Indebtedness:	
Accrued expenses	$ 5,841
Total	$ 5,841
Minimum capital required (the greater of 12.5% of aggregate indebtedness or $5,000)	$ 5,000
Net capital per Schedule I	5,737
Excess net capital	$ 737
Ratio of aggregate indebtedness to net capital	1.02 to 1.00


FML
FIONDELLA
MILONE &
LASARACINA

Experience that counts.

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Harris Capital Corp.

In planning and performing our audit of the financial statements of Harris Capital Corp., as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 Winding Brook Drive. Glastonbury, CT 06033 P: 860.657.3651 F: 860.657.3657 W: fmlcpas.com

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent of detect misstatements on a timely basis. A significant deficiency is a control, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with the generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
January 26, 2010